UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Keystone Consolidated Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

493422  30  7

(CUSIP Number)

Bruce E. Stern

General Counsel

Dexia Holding, Inc.

31 West 52nd Street

New York, New York 10019

(212) 826 0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493422 30 7		Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dexia S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 493422 30 7	Page 3 of 4

SCHEDULE 13G

Item 1.  Security and Issuer.

This amendment to Schedule 13D relates to the shares of Common Stock, par value $0.01 (the “Common Stock”), of Keystone Consolidated Industries, Inc. (“Keystone”).  The principal executive offices of Keystone are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697.

Item 2.  Identity and Background.

There has been no change to the information previously reported in Item 2 of the Schedule 13D previously filed by Dexia S.A. (“Dexia”).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by addition of the following:

On September 28, 2006, Baldwin Place Refi Co. LLC (“Baldwin Place”), a New York limited liability company whose sole member is FSA Portfolio Management Inc., an affiliate of Dexia, sold the Common Stock it beneficially owned to a third party for an aggregate sale price of $11, 761,934.

Item 4.    Purpose of Transaction.

There has been no change to the information previously reported in Item 4 of the Schedule 13D previously filed by Dexia.

Item 5.  Interest in Securities of the Issuer.

Item 3 is hereby amended by addition of the following:

On September 28, 2006, Baldwin Place sold the Common Stock it beneficially owned to a third party for an aggregate sale price of $11, 761,934.  As a result, Dexia ceased to be the beneficial owner of more than 5% of the Common Stock.

Dexia has not effected any other transactions in the Common Stock during the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information previously reported in Item 6 of the Schedule 13D previously filed by Dexia.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.                                                Investment Management Agreement effective as of September 24, 2004, between J.P. Morgan Asset Management (successor to Banc One High Yield Partners, LLC), as investment manager, and Baldwin Place Refi Co. LLC.  (incorporated by reference to the Schedule 13D filed on August 18, 2006).

CUSIP No. 493422 30 7	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006
Date

/s/ Olivier Van Herstraeten
Signature

Olivier Van Herstraeten
Name/Title Secretary General